================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 35)


                              LIMITED BRANDS, INC.

                                (Name of Issuer)


COMMON STOCK, $0.50 PAR VALUE                                      532716-10-7
------------------------------                                    --------------
(Title of class of securities)                                    (CUSIP number)


                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                NOVEMBER 23, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].







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



--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                   13D                     Page 2
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         Leslie H. Wexner

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              United States
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:         33,485,942
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:       16,791,863
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:    34,850,316
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:  16,791,863

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  51,642,179

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.2%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   IN

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!





--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                   13D                     Page 3
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         Abigail S. Wexner

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              United States
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            -0-
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:       8,639,694
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       -0-
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:  8,639,694

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  8,639,694

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [X]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.4%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   IN

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                   13D                     Page 4
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   Wexner Personal Holdings Corporation

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Delaware
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         4,892,608
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           4,892,608
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  4,892,608

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.4%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   CO
-----------------------------------------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                   13D                     Page 5
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   Trust 600

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         3,300,568
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           3,300,568
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,300,568

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO
-----------------------------------------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                   13D                     Page 6
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   R.H.R.E.I. Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       OO
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         4,851,601
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           4,851,601
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   4,851,601

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.3%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO
-----------------------------------------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!



--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                   13D                     Page 7
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         The Family Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            8,569,177
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:          -0-
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       8,569,177
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:     -0-

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  8,569,177

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.4%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!





--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                   13D                     Page 8
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         The Concierge Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            1,500,000
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:          -0-
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       1,500,000
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:     -0-

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,500,000

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.4%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!


            This Amendment No. 35 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 34 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, Wexner Personal Holdings Corporation, Trust 600, R.H.R.E.I. Trust, The Family Trust, and The Concierge Trust (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of Limited Brands, Inc. (the "Company").


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

            Item 3 is amended as follows:

            The source of funds for the purchases of shares of Common Stock by R.H.R.E.I. Trust described in Item 4 and Item 5(c) of this Amendment No. 35 are borrowings from the trust's margin securities account at Merrill Lynch. The amount of funds used to purchase the shares of Common Stock listed in Item 5(c) of this Amendment No. 35 can be determined from such Item.


Item 4.  Purpose of Transaction.
         ----------------------

            Item 4 is amended as follows:

            On November 23, 2007, R.H.R.E.I. Trust purchased 100,000 shares of Common Stock for investment purposes. In addition, R.H.R.E.I. Trust plans to acquire an additional 900,000 shares of Common Stock in the aggregate for investment purposes through open market purchases at market prices (allocated approximately equally over a ten trading day period beginning November 26,
2007), pursuant to a plan intended to comply with Rules 10b5-1(c) and 10b-18 under the Securities Exchange Act of 1934.

            Each of the Purchasers reserves the right (i) to purchase or otherwise acquire additional shares of Common Stock, or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, "Company Securities"), in the open market, in privately negotiated transactions or otherwise, at any time or from time to time, and (ii) to sell, transfer or otherwise dispose of Company Securities in public or private transactions, at any time or from time to time.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

            (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 35 are incorporated herein by reference. As of November 27, 2007, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 362,312,188, being based on the number of shares outstanding as of August 31, 2007 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2007), as determined in accordance with Rule 13d-3.

                                                                         Percent
               Person                 Number of Shares                  of Class
        -------------------       -------------------------             --------
       Leslie H. Wexner              51,642,179 (1)(3)(4)(5)(6)(7)       14.2%
       Abigail S. Wexner              8,639,694 (2)                       2.4%
       Wexner Personal Holdings       4,892,608 (3)                       1.4%
       Corporation
       Trust 600                      3,300,568 (4)                       0.9%
       R.H.R.E.I. Trust               4,851,601 (5)                       1.3%
       The Family Trust               8,569,177 (6)                       2.4%
       The Concierge Trust            1,500,000 (7)                       0.4%
      ------------------------------

(1) Includes: 1,364,374 shares held in Limited Brands Savings and Retirement Plan for Mr. Wexner's account (as of October 31, 2007) over which Mr. Wexner exercises dispositive but not voting control; and 1,724,005 shares issuable within approximately 60 days upon exercise of outstanding options held by Mr. Wexner. Also includes 8,639,694 shares (including 8,702 shares issuable within approximately 60 days upon exercise of outstanding options) beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition.

(2) Includes 8,702 shares issuable within approximately 60 days upon exercise of outstanding options held by Mrs. Wexner. The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner. Excludes 43,002,485 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner's husband, as to which Mrs. Wexner disclaims beneficial ownership.

(3) Power to vote or direct the disposition of the 4,892,608 shares held by Leslie H. Wexner as the sole stockholder, director and officer of Wexner Personal Holdings Corporation.

(4) Power to vote or direct the disposition of the 3,300,568 shares held by Trust 600 may be deemed to be shared by Leslie H. Wexner and Gideon I. Kaufman, who is the sole trustee.

(5) Power to vote or direct the disposition of the 4,851,601 shares held by the R.H.R.E.I. Trust may be deemed to be shared by Leslie H. Wexner and Gideon I. Kaufman, who is the sole trustee.

(6) Power to vote or direct the disposition of the 8,569,177 shares held by Leslie H. Wexner as the sole trustee of The Family Trust.

(7) Power to vote or direct the disposition of the 1,500,000 shares held by Leslie H. Wexner as the sole trustee of The Concierge Trust.

            (b) The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 35 and (ii) Item 5(a) hereof are incorporated herein by reference.

            (c) During the past 60 days the Purchasers effected the following transactions in the Common Stock:


                     Date of       Amount of       Price per            Where and
 Person              Transaction   Securities        Share             How Effected
 ------              -----------   ----------        -----             ------------
Abigail S. Wexner    11/5/07          612 shares     $28.61       Abigail S. Wexner,
                                                                  for service as a
                                                                  director of the Company,
                                                                  received from the
                                                                  Company, fees in shares
                                                                  of Common Stock.

R.H.R.E.I. Trust     11/23/07      100,000 shares*   $18.4377*    Purchases in NYSE
                                                                  market transactions.

R.H.R.E.I. Trust     11/26/07       90,000 shares*   $18.2553*    Purchases in NYSE
                                                                  market transactions.

R.H.R.E.I. Trust     11/27/07       90,000 shares*   $17.9059*    Purchases in NYSE
                                                                  market transactions.

* Shares of Common Stock were purchased over the day, and the aggregate amount and average price are indicated. Excludes brokerage commissions.

            (d), (e):  Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

            Item 6 is amended as follows:

            Item 4 of this Amendment No. 35 to Schedule 13D is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, Wexner Personal Holdings Corporation, Trust 600, R.H.R.E.I. Trust, The Family Trust, and The Concierge Trust, November 27, 2007.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2007

                                        /s/  Leslie H. Wexner
                                ----------------------------------------------
                                Leslie H. Wexner


                                 By:    /s/  Abigail S. Wexner
                                ----------------------------------------------
                                Abigail S. Wexner


                                 WEXNER PERSONAL HOLDINGS CORPORATION


                                 By:    /s/  Leslie H. Wexner
                                    ------------------------------------------
                                    Name:  Leslie H. Wexner
                                    Title: President


                                 Trust 600


                                 By:    /s/  Gideon I. Kaufman
                                    ------------------------------------------
                                       Gideon I. Kaufman, Trustee


                                 R.H.R.E.I. Trust


                                 By:    /s/  Gideon I. Kaufman
                                    ------------------------------------------
                                       Gideon I. Kaufman, Trustee


                                 THE FAMILY TRUST


                                 By:    /s/  Leslie H. Wexner
                                    ------------------------------------------
                                       Leslie H. Wexner, Trustee


                               THE CONCIERGE TRUST


                                 By:    /s/  Leslie H. Wexner
                                    ------------------------------------------
                                       Leslie H. Wexner, Trustee

                                  EXHIBIT INDEX

      Exhibit No.
      -----------

      Exhibit 1         Joint Filing Agreement by and among Leslie H.
                        Wexner, Abigail S. Wexner, Wexner Personal
                        Holdings Corporation, Trust 600, R.H.R.E.I. Trust, The Family Trust, and The Concierge Trust, dated November 27, 2007.